

Mailstop 3233

December 18, 2015

<u>Via E-mail</u>
Mr. Douglas DiSanti
Weed Real Estate, Inc.
340 W. 42nd Street, FL 2
PO Box 2455
New York, New York 10036

  Re: Weed Real Estate, Inc.
    Amendment Nos. 3 and 4 to
    Offering Statement on Form 1-A
    Filed November 24, 2015
    File No. 024-10461

Dear Mr. DiSanti:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2015 letter.

<u>Certain Relationships and Related Transactions, page 25</u>

1. We note your revised disclosure in this section regarding the control party for ETN Services. Please revise your disclosure in this section to more specifically describe the "services rendered" under this arrangement and clarify Mr. DeNunzio's relationship to you or advise. Refer to Item 13(a) of Form 1-A.

<u>Weed Real Estate Balance Sheet, page F-9</u>

2. It appears the accumulated deficit of $25,439 and the additional paid in capital of $15,624 at May 31, 2015 have been removed from the balance sheet at August 31, 2015. Please

       revise to explain how these items were resolved such that they are no longer presented in the balance sheet and associated financial statements.

       You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Jeffrey DeNunzio
       V Financial Group, LLC